Five-Year Financial Summary

	2003	2002	2001	2000	1999
(in thousands except per share amounts)					
Revenues	$ 527,262	$ 501,077	$ 532,061	$ 690,454	$ 914,880
Restructuring charges (credits)	3,952	2,106	(384)	8,498	15,596
Income (loss) from operations	14,552	14,431	12,093	(19,320)	(53,716)
Intellectual property income (expense), net	5,784	434,471	(4,006)	(4,321)	(13,724)
Gains on sales of assets	3,421	17,214	11,243	49,546	13,223
Income (loss) from continuing operations	23,207	377,752	19,942	10,095	(78,561)
Discontinued operation [1]	-	-	-	-	6,984
Net income (loss)	23,207	377,752	19,942	10,095	(71,577)
Net income (loss) from continuing operations per share:					
Basic	0.51	7.87	0.40	0.20	(1.60)
Diluted	0.49	7.47	0.39	0.20	(1.60)
Net income (loss) per share:					
Basic	0.51	7.87	0.40	0.20	(1.46)
Diluted	0.49	7.47	0.39	0.20	(1.46)
Working capital	291,249	520,728	177,638	184,051	168,307
Total assets	572,443	835,640	458,010	514,908	584,944
Total debt	-	169	3,733	31,030	62,926
Repurchase of treasury stock [2]	292,564	83,588	1,875	-	-
Shareholders' equity	379,854	621,710	295,213	278,000	276,700

[1] In 1999, the Company sold its VeriBest, Inc. business segment to Mentor Graphics Corporation. The 1999 amount includes the gain on the sale of discontinued operations. See Note 4 of Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for a complete discussion of this transaction and its impact on the Company's results of operations and financial position.

[2] Includes cash payments and accrued expenses for shares acquired under the 2003 modified Dutch auction tender offer and the Company's stock repurchase plan.

Information contained in this report may include statements that are forward-looking as defined in Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.